BEMAX INC.

625 Silver Oak Drive
Dallas, GA 30132

United States Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Registration Statement on Form 1-A
File No. 024-11606

Filed August 10, 2021

August 30, 2021

Sir/Madam:

The undersigned, Bemax, Inc., confirms that the Department of Regulatory Agencies, State of Colorado, has advised Bemax, Inc. that its referenced Regulation A Tier 1 Offering, is "Effective or Cleared for Sale" in the State of Colorado and that the effective date thereof is the date of SEC “Notice of Qualification.”

Please Qualify our referenced Offering Statement on Wednesday, September 1, 2021 or as soon as possible thereafter. Thank you,

Respectfully Submitted,
Bemax, Inc.

By:
Taiwo Amasiko
President and CEO